UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of August 2024
Commission File Number: 001-41327

GOGORO INC.

11F, Building C,
No. 225, Section 2, Chang’an E. Rd.
SongShan District, Taipei City 105
Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

EXPLANATORY NOTE

Mr. Ming-I Peng has tendered his resignation from his position as the chief product officer of the Company, which is expected to be effective on September 13, 2024. Mr. Peng’s resignation was due to personal reasons and not because of any disagreement with the Company, its management, the Board or any committee of the Board.

This Form 6-K shall be deemed to be filed with the Securities and Exchange Commission and incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-264619), and shall be a part thereof, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gogoro Inc.

Date: August 23, 2024	/s/ Bruce Morrison Aitken
Bruce Morrison Aitken
Chief Financial Officer